

ERSTE B
DER OES
SPARKAS



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Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
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Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **20.12.2005**



INVESTOR INFORMATION

Vienna, 20 December 2006

Erste Bank acquires 100% of Bank Prestige

"We have explored market opportunities in the Ukrainian banking market for more than six months now. As a result we are even more convinced about the future growth potential of the market and seized the opportunity to acquire full control of Bank Prestige. This move will allow us to streamline decision-making processes and accelerate our penetration of the Ukrainian banking market," said Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG. "Our decision was supported by the fact that the former owners will continue to support Bank Prestige with their know-how and local expertise. Additionally the established management team will stay on board. As a result, our plans for Ukraine remain unchanged and we continue to target a market share of four to five percent by 2009".

Erste Bank has agreed with the shareholders of Bank Prestige to acquire the full 100% stake of the Bank (instead of 50.5% as announced in July 2006) for a total compensation of USD 104.0m (UAH 525.0m / EUR 79.4m). Based on the shareholders' equity as of 31 October 2006 of UAH 300.1m (USD 59.4m / EUR 45.4m) this translates into a price/book multiple of 1.75.

Completion is now expected in January 2007. The approvals of both, the Ukrainian National Bank and the Antimonopoly Commission as well as the Austrian Financial Market Authority have already been obtained.

In order to support the business plans Erste Bank will invest up to UAH 1,515.0m (USD 300.0m / EUR 229.0m) in addition to the purchase price between now and 2010.

Bank Prestige was established in December 2005 and registered as a public corporation in January 2006. It currently has about 300 employees and operates 15 outlets. As of 31 October 2006 the authorised capital amounted to UAH 300.0m (USD 59.4m / EUR 45.3m), while its total assets amounted to UAH 1,009.2m (USD 199.8m / EUR 152.5m).

Once the transaction has been completed, Bank Prestige will be fully integrated into Erste Bank Group and start to operate under the Erste Bank brand. The Bank has a full service licence and will operate as a universal bank, focusing on both corporate and retail business.

The new Management Board will consist of three members:

- Andrey Rozhok, the current Chairman of the Board of Directors of Bank Prestige will retain his position.
- Jozef Síkela, the former Head of Large Corporate Business and a Member of the Senior Management Team at Česká spořitelna, will be responsible for Controlling and Credit Risk Management.
- Pavel Cetkovský, the former Head of Balance Sheet Management and a Member of the Senior Management Team at Česká spořitelna, will be responsible for Retail Banking.



The remaining former board members will stay with the Bank and take up operating responsibilities at senior management level of Bank Prestige.

The Supervisory Board of the Bank will consist of five members: one of the former partners will retain his position as member of the supervisory board, three members will come from Erste Bank and a fifth member will be appointed in due course.

Exchange rate as of 18/12/2006: 1 USD = 5.05 UAH
Exchange rate as of 18/12/2006: 1 EUR = 1.3101 USD

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

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Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	20/12/06
No. of pages including this one	3

Please find attached a press release from Erste Bank, announcing the acquisition of Ukrainian bank Prestige



INVESTOR INFORMATION

Vienna, 20 December 2006

Erste Bank acquires 100% of Bank Prestige

"We have explored market opportunities in the Ukrainian banking market for more than six months now. As a result we are even more convinced about the future growth potential of the market and seized the opportunity to acquire full control of Bank Prestige. This move will allow us to streamline decision-making processes and accelerate our penetration of the Ukrainian banking market," said Andreas Treichl, CEO of Erste Bank der oesterreichischen Sparkassen AG. "Our decision was supported by the fact that the former owners will continue to support Bank Prestige with their know-how and local expertise. Additionally the established management team will stay on board. As a result, our plans for Ukraine remain unchanged and we continue to target a market share of four to five percent by 2009".

Erste Bank has agreed with the shareholders of Bank Prestige to acquire the full 100% stake of the Bank (instead of 50.5% as announced in July 2006) for a total compensation of USD 104.0m (UAH 525.0m / EUR 79.4m). Based on the shareholders' equity as of 31 October 2006 of UAH 300.1m (USD 59.4m / EUR 45.4m) this translates into a price/book multiple of 1.75.

Completion is now expected in January 2007. The approvals of both, the Ukrainian National Bank and the Antimonopoly Commission as well as the Austrian Financial Market Authority have already been obtained.

In order to support the business plans Erste Bank will invest up to UAH 1,515.0m (USD 300.0m / EUR 229.0m) in addition to the purchase price between now and 2010.

Bank Prestige was established in December 2005 and registered as a public corporation in January 2006. It currently has about 300 employees and operates 15 outlets. As of 31 October 2006 the authorised capital amounted to UAH 300.0m (USD 59.4m / EUR 45.3m), while its total assets amounted to UAH 1,009.2m (USD 199.8m / EUR 152.5m).

Once the transaction has been completed, Bank Prestige will be fully integrated into Erste Bank Group and start to operate under the Erste Bank brand. The Bank has a full service licence and will operate as a universal bank, focusing on both corporate and retail business.

The new Management Board will consist of three members:

- Andrey Rozhok, the current Chairman of the Board of Directors of Bank Prestige will retain his position.
- Jozef Síkela, the former Head of Large Corporate Business and a Member of the Senior Management Team at Ceská sporitelna, will be responsible for Controlling and Credit Risk Management.
- Pavel Cetkovský, the former Head of Balance Sheet Management and a Member of the Senior Management Team at Ceská sporitelna, will be responsible for Retail Banking.


ERSTE
BANK

The remaining former board members will stay with the Bank and take up operating responsibilities at senior management level of Bank Prestige.

The Supervisory Board of the Bank will consist of five members: one of the former partners will retain his position as member of the supervisory board, three members will come from Erste Bank and a fifth member will be appointed in due course.

Exchange rate as of 18/12/2006: 1 USD = 5.05 UAH
Exchange rate as of 18/12/2006: 1 EUR = 1.3101 USD

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.